June 9, 2006

Kenneth M. Siegel, Esq.
Verigy Pte. Ltd.
395 Page Mill Road
Palo Alto, California 94306

      Re: Verigy Pte. Ltd.
               Amendment No. 6 to Registration Statement on Form S-1
               Filed June 8, 2006
               File No. 333-132291

Dear Mr. Siegel:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please update your response to prior comment 1 on the date you seek to have your registration statement declared effective. Also, tell us when you believe financial statements will be available and what hurdles remain until they become available.

We may face competition from Agilent in the future, page 16

2.   We note your response to prior comment 5. However your existing disclosure that Agilent may not compete with you "with respect to automated semiconductor test systems for high-volume functional test of ICs or SIPs, but will be able to use such intellectual property rights to develop and sell components therefor" does not provide sufficient information for investors who may not work in your industry to understand the scope and effect of the permitted and excluded competition. What portion of your business is derived from high-volume functional test of ICs or SIPs? Why is it a risk to you that that Agilent will be able to sell parts and components for that portion of your business?

Third parties may compete with us, page 17

3.   Please disclose your response to prior comment 4 that the intellectual property Agilent licenses to you is generally used broadly across your entire product portfolio.

Exhibits

4.   Your response to prior comment 12 does not provide a legal basis for why the agreement need not be filed under Regulation S-K Item 601. Therefore, we reissue the comment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Katlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: William H. Hinman, Jr., Esq.